SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:
[X]	Preliminary Information Statement
[  ]	Confidential, for Use of the Commission Only
	(as permitted by Rule 14c-5(d)2))
[  ]	Definitive Information Statement

		CORTEX SYSTEMS INC.
(Name of Registrant as Specified in Charter)

Payment of Filing Fee (Check the appropriate box):

[X]	No fee required
[  ]	Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11
1.	Title of each class of securities to which transaction applies:
2.	Aggregate number of securities to which transaction applies:
3.	Per unit price or other underlying value of transaction, computed
	pursuant to Exchange Act Rule O-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
4.	Proposed maximum aggregate value of transaction: Nil
5.	Total fee paid:  Nil

[  ]	Fee paid previously with preliminary materials.
[  ]	Check box if any part of the fee is offset as provided by Exchange Act
	Rule O-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:
2.	Form Schedule or Registration Statement No:
3.	Filing Party:
4.	Date Filed:

					-1-


SCHEDULE 14C INFORMATION STATEMENT

Pursuant to Regulation 14C
of the Securities Exchange Act of 1934 as amended

CORTEX SYSTEMS INC.
777 Royal Oak Drive, Suite 310
Victoria, British Columbia
V8X 5K2  Canada

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is furnished by the Board of Directors of Cortex Systems Inc., a Nevada corporation, to the holders of record at the close of business on the record date, December 12, 2002, of our Corporation's outstanding common stock, $0.0001 par value per share, pursuant to Rule 14c-2 promulgated under the Securities Exchange Act of 1934, as amended. This Information Statement is being furnished to such stockholders for the purpose of informing the stockholders in regards to an amendment to our Articles of Incorporation to create two new classes of convertible preferred stock with certain rights attached to them.

On December 12, 2002, our Board of Directors unanimously approved the amendment to our Articles of Incorporation to create 3,000,000
Class A Convertible Preferred Shares (each a "Class A Share") and
5,000,000 Class B Convertible Preferred Shares (each a "Class B Share").

Each Class A Share will entitle the holder thereof to receive notice of and to attend and vote at all meetings of the shareholders of our Corporation, and each Class A Share shall confer the right to exercise 12 votes in person or by proxy at all meetings of the shareholders of our Corporation other than meetings of the holders of any other class of shares of our Corporation, and each Class A Share shall be convertible, at the sole and irrevocable option of the holder at any time between the date of issue and the fifth anniversary of the date of issue, into two shares of our Corporations common stock. Each Class A Share shall be automatically converted into two shares of our Corporations common stock on the fifth anniversary of the date of issue. Each Class A Share will be entitled to a preference for dividends over the holders of our Corporations common shares, as and when the same may be declared by our Board of Directors, but such preference shall be subject to such limitations (including limits on amount) as the Board of Directors may establish from time-to-time.

Each Class B Share shall be non-voting, although the holders thereof shall be entitled to receive notice of and to attend at all meetings of the shareholders of our Corporation and each Class B Share shall be convertible, at the option of the holder at any time between the date of issue and the fifth anniversary of the date of issue, into one share of our Corporation's common stock. Each Class B Share shall be automatically converted into one share of our Corporation's common stock on the fifth anniversary of the date of issue. Each Class B Share will be entitled to receive interest, in an amount and for a term to be determined by our Board of Directors at the date of issue.

					-2-

Each Class B Share shall be entitled to a preference over all other shares of our Corporation with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of our Corporation, whether voluntary or involuntary, or any other distribution of the assets of our Corporation among our shareholders for the purpose of winding up the affairs of our Corporation.

Subsequent to our Board of Directors approval of the creation of these Class A Shares and Class B Shares, on December 12, 2002, the holders of the majority of the outstanding shares of our Corporation gave us their written consent to the creation of the Class A Shares and the Class B Shares. Therefore, following the expiration of the twenty-day (20) period mandated by Rule 14c and the provisions of Chapter 78 of the Nevada Revised Statutes, our Corporation will file Articles of Amendment to amend our Articles of Incorporation to create the Class A Shares and the Class B Shares. We will not file the Articles of Amendment to our Articles of Incorporation until at least twenty (20) days after the filing and mailing of this Definitive Information Statement.

Our Board of Directors authorized the creation of the Class A
Shares and the Class B Shares in order to enable our Corporation to complete the acquisition of all of the issued and outstanding shares of Elasticated Adhesive Technologies, Inc. (hereafter "E.A.T."), a privately held Nevada corporation, and in order to enhance our Corporations ability to attract future financing to develop and operate our proposed business. Our Board of Directors believes the acquisition of all of the issued and outstanding shares of E.A.T., and the enhancement of our Corporations ability to finance the development and operation of our proposed business, to be in the best interests of our Corporation and our shareholders.

The proposed Articles of Amendment to our Articles of Incorporation are attached hereto as Appendix A. The Articles of Amendment will become effective when they are filed with the Nevada Secretary of State. We anticipate that such filing will occur twenty (20) days after this Definitive Information Statement is first mailed to our shareholders.

The entire cost of furnishing this Information Statement will be borne by our Corporation. We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of our common stock held of record by them.

Our Board of Directors has fixed the close of business on December 12, 2002 as the record date for the determination of shareholders who are entitled to receive this Information
Statement. There were 34,573,800 shares of our common stock issued and outstanding on December 12, 2002. We anticipate that this Information Statement will be mailed on or about
December 23, 2002 to all shareholders of record as of the record date.

PLEASE NOTE THAT THIS IS NOT A REQUEST FOR YOUR VOTE OR A PROXY
STATEMENT, BUT RATHER AN INFORMATION STATEMENT DESIGNED TO INFORM YOU OF THE AMENDMENTS TO OUR ARTICLES OF INCORPORATION.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND
US A PROXY.

PLEASE NOTE THAT THIS IS NOT AN OFFER TO PURCHASE YOUR SHARES.

INTEREST OF CERTAIN PERSONS IN OR OPPOSITION TO MATTERS TO BE
ACTED UPON

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For the reasons disclosed in this Information Statement, both of our current directors, Kenneth Finkelstein and Dr. Ingrid Friesen, are directly interested in the creation of our new class of Class A Shares. In addition, three other individuals, all of whom are nominees to be appointed to the Board of Directors of our Corporation for the reasons explained elsewhere in this Information Statement, are directly interested in the creation of our new class of Class A Shares. Except as disclosed in this section and elsewhere in this Information Statement, no associate or affiliate of any of the current directors, or any nominees for appointment to our Board of Directors, has any substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted upon.

The shareholdings of our directors and officers are listed below in the section entitled "Principal Shareholders and Security Ownership of Management". To our knowledge, no director has advised that he intends to oppose the increase in authorized capital as more particularly described herein.

PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

As of the record date, December 12, 2002, we had a total of 34,573,800 shares of common stock ($0.0001 par value per common share) issued and outstanding.

The following table sets forth, as of December 12, 2002, certain information with respect to the beneficial ownership of our common stock by each shareholder known by us to be the beneficial owner of more than 5% of our common stock, as well as by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial
Owner

Kenneth H. Finkelstein
310, 777 Royal Oak Drive
Victoria, British Columbia  V8X 5K2
Canada

Amount and Nature of
Beneficial Ownership(1)

15,000,000 common shares

Percentage of Class(1)
43.38%

Name and Address of Beneficial
Owner

Ingrid C. Friesen
310, 777 Royal Oak Drive
Victoria, British Columbia  V8X 5K2
Canada

Amount and Nature of
Beneficial Ownership(1)

15,000,000 common shares

Percentage of Class(1)

43.38%

Directors and Executive Officers as a Group

Amount and Nature of
Beneficial Ownership(1)

30,000,000 common shares

Percentage of Class(1)
86.76%

(1)	Based on 34,573,800 shares of common stock issued and
outstanding as of December 12, 2002. Except as otherwise indicated, we believe that the beneficial owners of our common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

					-4-

AMENDMENT TO OUR CORPORATION'S ARTICLES

Our Articles of Incorporation (the "Articles") currently authorize the issuance of 100,000,000 shares of common stock, $.0001 par value. On December 12, 2002, our Board of Directors approved, subject to receiving the approval of a majority of the shareholders of our common stock, an amendment to our Articles to create 3,000,000
Class A Shares and 5,000,000 Class B Shares in the capital of our
Corporation.

Each Class A Share will entitle the holder thereof to receive notice of and to attend and vote at all meetings of the shareholders of our Corporation, and each Class A Share shall confer the right to exercise 12 votes in person or by proxy at all meetings of the shareholders of our Corporation other than meetings of the holders of any other class of shares of our Corporation, and each Class A Share shall be convertible, at the option of the holder at any time between the date of issue and the fifth anniversary of the date of issue, into two shares of our Corporations common stock. Each
Class A Share shall be automatically converted into two shares of our Corporations common stock on the fifth anniversary of the date of issue. Each Class A Share will be entitled to a preference for dividends over the holders of our Corporations common shares, as and when the same may be declared by our Board of Directors, but such preference shall be subject to such limitations (including limits on amount) as the Board of Directors may establish from time to time.

Each Class B Share shall be non-voting, although the holders thereof shall be entitled to receive notice of and to attend at all meetings of the shareholders of our Corporation and each Class
B Share shall be convertible, at the option of the holder at any time between the date of issue and the fifth anniversary of the date of issue, into one share of our Corporations common stock. Each
Class B Share shall be automatically converted into one share of our Corporations common stock on the fifth anniversary of the date of issue. Each Class B Share will be entitled to receive interest, in an amount and for a term to be determined by our Board of Directors at the date of issue. Each Class B Share shall be entitled to a preference over all other shares of our Corporation with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of our Corporation, whether voluntary or involuntary, or any other distribution of the assets of our Corporation among our shareholders for the purpose of winding up the affairs of our Corporation.

The general purpose and effect of the amendment to our Corporations Articles is to create the Class A Shares and the Class B Shares, which will enable our Corporation to complete the acquisition of all of the issued and outstanding shares of E.A.T. and will enhance our Corporations ability to finance the development and operation of its proposed business.

Pursuant to a share purchase agreement dated November 22, 2002
(the "Share Purchase Agreement"), Kenneth Finkelstein and Dr. Ingrid Friesen, our majority shareholders, have agreed to sell to Shane Lowry (hereinafter referred to as "Lowry" or the "Purchaser"), 700,000 common shares of our Corporation for $40,000, together with 300,000 warrants (each of which will entitle the holder to purchase two common shares of our Corporation) for the sum of $10,000. As a condition precedent to Lowry's obligation to close the transaction, Mr. Finkelstein and Dr. Friesen have agreed:

(a)	to use their best efforts to cause our Corporation to create
330,000 warrants, each of which will entitle the holder to purchase two common shares of our Corporation at a specified price and on specified terms;

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(b)      to use their best efforts to cause our Corporation to create and issue the Class A Shares;

(c) 	that at the closing of the transactions contemplated in the Share
Purchase Agreement, Mr. Finkelstein and Dr. Friesen will surrender 29,285,000 common shares (being all of the common shares of our Corporation that they own except for the 700,000 common shares that they are selling to Mr. Lowry and 15,000 common shares that they are retaining) to our Corporation in exchange for the Corporation issuing to Mr. Finkelstein 25,000 Class A Shares and the 330,000 warrants described above;

(d)   	that at the closing of the transactions contemplated in the Share
Purchase Agreement, Dr. Friesen will resign from her offices as Secretary and Treasurer of the Corporation. Dr. Friesen shall remain as a member of our Board of Directors in order to elect and appoint new Officers and Directors. Immediately thereafter, Dr. Friesen shall resign as a Director of the Corporation. Mr. Finkelstein shall remain as a member of our Board of Directors;

(e)	that at the closing of the transactions contemplated in the
Share Purchase Agreement, Mr. Finkelstein and Dr. Friesen will appoint Dr. Andrew Willoughby to the office of President, Mr. Shane Lowry to the office of Treasurer and Mr. Donald Walker to the office of Secretary of our Corporation, respectively; and

(f)	that at the closing of the transactions contemplated in the
Share Purchase Agreement, Mr. Finkelstein and Dr. Friesen will appoint Dr. Andrew Willoughby, Mr. Shane Lowry and Mr. Donald Walker to our Board of Directors.

The parties to the Share Purchase Agreement have also agreed that it shall be a condition precedent to Mr. Lowrys obligation to close the transactions contemplated in the Share Purchase Agreement that our Corporation simultaneously close a Share Exchange Agreement between our Corporation, on the one hand, and all of the shareholders of E.A.T., on the other hand, pursuant to which our Corporation will acquire all of the shares of E.A.T. in exchange for securities of our Corporation, including common shares, Class A shares and warrants that will entitle the holders to purchase common shares of our Corporation. The terms of the Share Exchange Agreement between our Corporation and the shareholders of E.A.T. are currently in the final stages of negotiation. The three nominees for appointment to our Corporations board of directors, Dr. Andrew Willoughby, Mr. Shane Lowry and Mr. Donald Walker, are all shareholders, directly or indirectly, of E.A.T. and each of them is therefore interested in the share purchase contemplated by the Share Purchase Agreement and the share exchange contemplated in the Share Exchange Agreement that is currently being negotiated.

Business of E.A.T.

E.A.T. is a closely held Nevada corporation that is in the process of securing certain proprietary intellectual property that, once acquired, should enable E.A.T. to develop and commercialize certain transdermal drug delivery systems that Cortex believes will be capable of delivering, with enhanced safety, efficacy and therapeutic effect, a greater range of trans-dermal drug compounds than current transdermal drug delivery systems are capable of delivering. Trans-dermal drug delivery systems are systems that deliver drug therapy through the skin (i.e., without breaking the skin).

Our Corporation presently has 100,000,000 authorized shares of common stock. As of the record date we had approximately 34,573,800 shares issued and outstanding.

Except in connection with the proposed acquisition described above, our Corporation currently has no arrangements or understandings for the issuance of additional shares of common or preferred stock, although opportunities for acquisitions in equity financings could arise at any time. If our Board of Directors deemed it to be in the best interests of our Corporation and the stockholders to issue additional shares of common and/or preferred stock in the future from authorized shares, the Board of Directors generally will not seek further authorization by both of the stockholders, unless such authorization is otherwise required by law or regulations.

Shareholder approval for the creation of the Class A Shares and the Class
B Shares was obtained by written consent of shareholders owning
30,000,000 shares of our common stock, which represented 86.76% on the record date, December 12, 2002. The creation of the Class A Shares and the Class B Shares will not become effective until not less than twenty
(20) days after this Information Statement is first mailed to shareholders of our common stock and until the appropriate filings have been made with the Nevada Secretary of State.

DISSENTERS RIGHTS

Under Nevada law, shareholders of our common stock are not entitled to dissenters rights of appraisal with respect to our proposed amendments to our Articles of Incorporation in connection with the creation of the Class A Shares and the Class B Shares.

FINANCIAL AND OTHER INFORMATION

For more detailed information on our Corporation, including financial statements, you may refer to our Form 10KSB and other periodic filings made with the SEC from time to time. Copies of these documents were mailed to all shareholders of our Corporation. Additional copies are available on the SEC's EDGAR database at www.sec.gov or by calling our Corporation at 250.744.4230.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: December 12, 2002.


      CORTEX SYSTEMS INC.


      BY:

      /s/ Kenneth H. Finkelstein
      Kenneth H. Finkelstein, President, Chief Financial Officer,
      Principal Accounting Officer, a member of the Board of Directors

APPENDIX A

CERTIFICATE OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF CORTEX SYSTEMS INC.


Pursuant to the provisions of NRS 78.385 and 78.390 Nevada Revised Statutes, this Nevada profit corporation adopts the following articles of amendment to its articles of incorporation:

1.	Name of Corporation:	CORTEX SYSTEMS INC.
2.	The Articles have been amended as follows (provide article numbers
	if available):

	ARTICLE 3.	Authorized Shares: (number of shares the Corporation is
	authorized to issue):

	Number of shares with par value: 100,000,000 Common Shares, par value
	$0.0001; 3,000,000 Class A Convertible Preferred Shares, par value $0.0001;
	and 5,000,000 Class B Convertible Preferred Shares, par value $0.0001

	Number of shares without par value: Nil.

	3.1	The Class A Convertible Preferred Shares will have the following
	characteristics:

	(a)	holders of Class A Convertible Preferred Shares shall be
	entitled to exercise, in person or by proxy at all meetings of the shareholders of the Corporation other than meetings of the holders of any other class of shares of the Corporation, twelve (12) votes for each Class A Convertible Preferred Share held by such holder;

	(b)	until the fifth anniversary of the date of issue by the
	Corporation, holders of Class A Convertible Preferred Shares shall
	have the right to convert their Class A Convertible Preferred Shares into
	shares of common stock of the Corporation. Each Class A Convertible Preferred
	Share shall be convertible into two (2) shares of the common stock of
	the Corporation;

	(c)	each Class A Convertible Preferred Share shall automatically convert
	into common shares of the Corporation on the fifth anniversary of the date of
	issue; and

	(d)	each Class A Share will be entitled to a preference for dividends
	over the holders of the Corporations common stock, as and when a dividend may be declared by the Board of Directors, but such preference shall be subject to such limitations (including limits on amount) as the Board of Directors may establish from time to time.

	The Class B Convertible Preferred Shares will have the following characteristics:

	(a)	the Class B Convertible Preferred Shares are non-voting shares
	and the holders of Class B Convertible Preferred Shares shall not be entitled to exercise any vote for any Class B Convertible Preferred Share held by such holder;

	(b)	until the fifth anniversary of the date of issue by the Corporation,
	holders of Class B Convertible Preferred Shares shall have the sole and
	irrevocable right to convert each Class B Convertible Preferred Share held by
	them into one share of common stock of the Corporation;

	(c)	each Class B Convertible Preferred Share shall automatically
	convert into one common share of the Corporation on the fifth anniversary of the date of issue; and

	(d)	each Class B Convertible Preferred Share shall be entitled to a
	preference over all other shares of the Corporation, with respect to the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.	The vote by which the shareholders holding shares in the Corporation
	entitling them to exercise at least a majority of the voting power, or such greater portion of the voting power as may be required in the case of a vote by classes or Class, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 86.76%.

4.	Signatures



__________________________________
Kenneth H. Finkelstein, President,
Chief Financial Officer, Principal Accounting Officer, and Director

This instrument was acknowledged before me on _________, 2002, by KENNETH H. FINKELSTEIN, known or proved to be the person executing the above instrument.



__________________________________
Notary Public

If any proposed amendment would alter or change any preference or any relative or other right given to any vote by classes or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.


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